Exhibit 99.1

WNS Acquires Two Firms to Enhance Digital Analytics and Procurement Capabilities

NEW YORK, NY and MUMBAI, INDIA, December 16, 2022 -- WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global Business Process Management (BPM) services, today announced it has acquired The Smart Cube, a leader in platform-driven research and analytics (R&A) focused on procurement and supply chain, and OptiBuy, a leading European provider of procurement platform consulting and implementation solutions. These assets are complementary to WNS’ existing offerings and strengthen the company’s capabilities in both high-end procurement and advanced analytics.

The Smart Cube

Founded in 2003 and headquartered in London, UK, The Smart Cube provides digitally-led market intelligence and analytics solutions. The company’s offerings span four key areas including procurement and supply chain, commercial sales and marketing, digital and analytics, and strategy and investment research. The Smart Cube leverages their proprietary digital AI knowledge management platform called “Amplifi Pro” to help clients drive improved procurement and market intelligence and insight-based decision making. They also bring strong front-end advisory capabilities and a large European footprint to the WNS portfolio. The company has over 800 global employees including a seasoned leadership team with CXO-level relationships, and more than 600 talented R&A specialists with approximately 2/3 holding a Master’s degree. The acquisition of The Smart Cube was completed today. Consideration for the transaction is $125.0 million including up-front payment and expected earn-outs, and excludes adjustments for cash, debt, and working capital. Based on The Smart Cube’s revenue generated in calendar 2022, the acquisition is expected to add approximately $9 million to WNS’ net revenue* in fiscal 2023, and to be dilutive by $0.01 to WNS’ fiscal 2023 adjusted diluted earnings per share**.

“The Smart Cube is proud to become part of WNS, an industry leader in global Business Process Management. Both of our firms share a common philosophy of partnering and growing with clients, and believe our businesses continue to have huge growth opportunities ahead,” said Gautam Singh, Founder and CEO of The Smart Cube. “Over the last 20 years, we have built a strong business based on delivering value for our clients leveraging our unique AI+HI (artificial intelligence + human intelligence) methodology. We are delighted to now join WNS in the next phase of our growth journey.”

OptiBuy

Founded in 2010 and headquartered in Warsaw, Poland, OptiBuy is a leading European provider of procurement platform consulting and implementation solutions. The company helps clients leverage the capabilities of leading 3rd party procurement and supply chain platforms including Ivalua, Jaggaer, and O9, and complements WNS’ existing offerings with platforms such as Coupa and Ariba. In addition, OptiBuy also provides consulting, optimization, outsourcing, and training services to their clients. Currently focused on the EMEA market, the company has approximately 90 employees including more than 40 senior-level certified platform implementation professionals based in Poland. WNS views expansion of these capabilities into the North American market as a significant opportunity. The acquisition of OptiBuy was completed on December 14, 2022. Consideration for the transaction is €30.0 million including up-front payment and expected earn-outs, and excludes adjustments for cash, debt, and working capital. Based on OptiBuy’s revenue generated in calendar 2022, the acquisition is expected to add approximately $2 million to WNS’ net revenue* in fiscal 2023, and to be neutral to WNS’ fiscal 2023 adjusted diluted earnings per share**.

“On behalf of the entire team at OptiBuy, we are excited to become part of WNS and believe that the combination of our two firms will enable the creation of differentiated, end-to-end digital procurement and supply chain solutions for the global marketplace,” said Mateusz Borowiecki, Managing Director of OptiBuy. “We look forward to building on the capabilities we have created over the past 12 years and working with the WNS team as we help clients leverage digital technologies to drive long-term business value.”

*

Net revenue refers to WNS’ revenue less repair payments, which is a non-GAAP financial measure. For financial statement reporting purposes, WNS has two reportable segments: WNS Global BPM and WNS Auto Claims BPM. Revenue less repair payments is a non-GAAP financial measure that is calculated as (a) revenue less (b) in the auto claims business, payments to repair centers for “fault” repair cases where WNS acts as the principal in its dealings with the third party repair centers and its clients. WNS believes that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process management services that it directly provides to its clients. For more details, please see the discussion in “Part I – Item 5. Operating and Financial Review and Prospects – Overview” in our annual report on Form 20-F filed with the SEC on May 17, 2022.

**

Adjusted diluted earnings per share is a non-GAAP financial measure and is calculated as profit after tax excluding goodwill impairment, share-based compensation expense, and amortization of intangible assets and including the tax effect thereon, divided by the number of the company’s diluted ordinary shares outstanding.

WNS has funded the up-front payments for these acquisitions with a combination of cash on hand and £83 million of long-term debt.

“Both of these companies possess unique, digitally-led/human intelligence capabilities which are complementary to WNS’ existing procurement and analytics offerings, and are also complementary with each other. The Smart Cube and OptiBuy bring experienced leadership teams, highly specialized resources, and differentiated technology offerings to the WNS portfolio. These companies also have blue-chip customer bases with extensive cross-selling opportunities, and proven track records of delivering strong top line growth, healthy margins, and high levels of customer satisfaction. We believe that The Smart Cube and OptiBuy will significantly enhance our WNS-Denali (procurement) and WNS-Triange (analytics) solutions, and help accelerate our positioning and growth in these strategic areas. On behalf of myself and the entire WNS team, we are excited to welcome the talented teams of The Smart Cube and OptiBuy to the WNS family,” said Keshav Murugesh, WNS’ Chief Executive Officer.

About WNS

WNS (Holdings) Limited (NYSE: WNS) is a leading Business Process Management (BPM) company. WNS combines deep industry knowledge with technology, analytics, and process expertise to co-create innovative, digitally led transformational solutions with over 400 clients across various industries. WNS delivers an entire spectrum of BPM solutions including industry-specific offerings, customer experience services, finance and accounting, human resources, procurement, and research and analytics to re-imagine the digital future of businesses. As of September 30, 2022, WNS had 57,503 professionals across 60 delivery centers worldwide including facilities in Canada, China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the United Kingdom, and the United States. For more information, visit www.wns.com.

Safe Harbor Statement

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and assumptions about our Company, The Smart Cube, OptiBuy, and our industry. Generally, these forward-looking statements may be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “seek,” “should” and similar expressions. These statements include, among other things, expressed or implied forward-looking statements relating to our expectations regarding the benefits from our acquisitions of The Smart Cube and OptiBuy, including The Smart Cube’s and OptiBuy’s expected impact on our results of operations. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to The Smart Cube’s and OptiBuy’s respective expected volume of business and results of operations, our ability to successfully integrate The Smart Cube’s and OptiBuy’s respective business operations into ours, our ability to successfully leverage The Smart Cube’s and OptiBuy’s respective capabilities to grow our revenue, expand our service offerings and market share, our ability achieve accretive benefits from our acquisitions of The Smart Cube and OptiBuy, worldwide economic and business conditions, our dependence on a limited number of clients in a limited number of industries; the impact of the COVID-19 pandemic on our and our clients’ business, financial condition, results of operations and cash flows; currency fluctuations; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; increasing competition in the BPM industry; technological innovation; our liability arising from cybersecurity attacks, fraud or unauthorized disclosure of sensitive or confidential client and customer data; telecommunications or technology disruptions; our ability to attract and retain clients; negative public reaction in the US or the UK to offshore outsourcing; our ability to collect our receivables from, or bill our unbilled services to our clients; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; the effects of our different pricing strategies or those of our competitors; our ability to successfully consummate, integrate and achieve accretive benefits from our strategic acquisitions, and to successfully grow our revenue and expand our service offerings and market share; and future regulatory actions and conditions in our operating areas, and our ability to manage the impact of climate change on our business. These and other factors are more fully discussed in our most recent annual report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the US Securities and Exchange Commission (SEC) which are available at www.sec.gov. We caution you not to place undue reliance on any forward-looking statements. Except as required by law, we do not undertake to update any forward-looking statements to reflect future events or circumstances.

References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “£” refer to the British pound, the legal currency of Britain; references to “€” refer to the Euro, the legal currency of the European Monetary Union; and references to “INR” refer to Indian Rupees, the legal currency of India. References to GAAP refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

CONTACT:

Investors:	Media:

David Mackey EVP - Finance & Head of Investor Relations WNS (Holdings) Limited +1 (646) 908-2615 david.mackey@wns.com	Archana Raghuram Global Head – Marketing & Communications and Corporate Business Development WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com; pr@wns.com